

September 7, 2010

Mr. J. Michael Kirksey
Executive Vice President and Chief Financial Officer
Endeavour International Corporation
1001 Fannin Street, Suite 1600
Houston, Texas 77002

> **Re:** **Endeavour International Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Schedule 14A**
> **Filed April 20, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 7, 2010**
> **Response Letter Dated July 22, 2010**
> **File No. 001-32212**

Dear Mr. Kirksey:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director